UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Puyi Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 Per Share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373Y109	Page 2 of 10 Pages

1	Name of Reporting Person Kingsford Resources Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,626,050
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,626,050
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,626,050 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 5.3% [1]
12	Type of Reporting Person CO

[1]	Based on 370,551,728 ordinary shares issued and outstanding as of December 31, 2023, according to information provided by the Issuer.

CUSIP No. 69373Y109	Page 3 of 10 Pages

1	Name of Reporting Person Better Rise Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,626,050
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,626,050
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,626,050 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 5.3%[1]
12	Type of Reporting Person CO

CUSIP No. 69373Y109	Page 4 of 10 Pages

1	Name of Reporting Person Better Rise Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,626,050
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,626,050
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,626,050 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 5.3%[1]
12	Type of Reporting Person CO

CUSIP No. 69373Y109	Page 5 of 10 Pages

1	Name of Reporting Person Lichong Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,626,050
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,626,050
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,626,050 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 5.3%[1]
12	Type of Reporting Person IN

CUSIP No. 69373Y109	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Kingsford Resources Limited (“Kingsford”)

ii)	Better Rise Investments Limited (“Better Rise”)

iii)	Lichong Liu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Kingsford is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

The principal business office of Better Rise is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The principal business office of Mr. Lichong Liu is 60F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China.

Item 2(c)	Citizenship:

Kingsford is a British Virgin Islands company.

Better Rise is a British Virgin Islands company.

Lichong Liu is a citizen of People’s Republic of China.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.001 per Share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 69373Y109	Page 7 of 10 Pages

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Kingsford Resources Limited(3)	19,626,050	5.3%	0	19,626,050	0	19,626,050
Better Rise Investments Limited(4)	19,626,050	5.3%	0	19,626,050	0	19,626,050
Liuchong Liu(5)	19,626,050	5.3%	0	19,626,050	0	19,626,050

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Based on a total of 370,551,728 outstanding Ordinary Shares of the Issuer as of December 31, 2023.

(3)	Represents 19,626,050 Ordinary Shares of the Issuer directly held by Kingsford as a result of a share exchange transaction between certain of Fanhua’s shareholders (“Fanhua Participating Shareholders”) and Puyi, pursuant to which Kingsford transferred 39,252,100 ordinary shares of Fanhua beneficially owned by it to the Issuer in exchange for 19,626,050 newly issued Ordinary Shares of Puyi. The transaction was completed on December 29, 2023.

(4)	Represents 19,626,050 Ordinary Shares of the Issuer directly held by Kingsford. Better Rise owns 100% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Better Rise may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford.

(5)	Represents 19,626,050 Ordinary Shares of the Issuer directly held by Kingsford which is wholly owned by Better Rise. 58.1% of the total outstanding shares of Better Rise are held by Mr. Liu, chief operating officer of Fanhua, 27.1% of the total outstanding shares of Better Rise are held by Mr. Yinan Hu, chairman of the board and chief executive officer of Fanhua, 12.7% of the total outstanding shares of Better Rise are held by Mr. Peng Ge, director and chief financial officer of Fanhua, and the remaining 2.0% are held by Mr. Jun Li, chief digital officer of Fanhua. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford by virtue of his majority ownership of Kingsford through Better Rise. Mr. Liu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford, except to the extent of his pecuniary interest therein.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person or any of the other Fanhua Participating Shareholders, who collectively hold an aggregate of 284,113,314 Ordinary Shares, representing 76.7% of the issued and outstanding Ordinary Shares of the Issuer (inclusive of the reported securities) and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Participating Shareholder. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than with respect to securities reported as directly held by such Reporting Person.

CUSIP No. 69373Y109	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

Kingsford Resources Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

Better Rise Investments Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

Lichong Liu	/s/ Lichong Liu
Lichong Liu

[Signature Page to Schedule 13G]

Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement